U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Heska Corporation

(Name of Subject Company (Issuer))

Heska Corporation

(Name of Filing Person (Issuer))

Common Stock, $.01 Par Value

(Title of Class of Securities)

42805E306

(Cusip Number of Class of Securities)

Jason A. Napolitano

Executive Vice President and Chief Financial Officer

Heska Corporation

3760 Rocky Mountain Avenue

Loveland, Colorado 80538

(970) 493-7272

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With Copies To:

Scott A. Berdan

Lucy Schlauch Stark

Holland & Hart, LLP

One Boulder Plaza

1800 Broadway, Suite 300

Boulder, CO 80302

(303) 473-2700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$ 365,500	$42.00

*	Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $8.50 per share for the eligible shares of Common Stock, multiplied by 43,000, the estimated maximum number of shares to be purchased in the offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introduction

Heska Corporation, a Delaware corporation (the “Company”), is offering to purchase for cash (the “Offer”) shares of the Company’s common stock (the “Shares” or “Common Stock”) held by stockholders that owned 99 or fewer Shares as of the close of business on August 21, 2012 (the “Record Date”) and that continue to own such Shares through the expiration date for the Offer. The expiration date for the Offer shall be 5:00 p.m., Eastern time, on October 2, 2012 unless otherwise extended or earlier terminated, all in accordance with applicable law. The Offer is being made pursuant to an offer to purchase, dated August 27, 2012 (the “Offer to Purchase”), which is attached hereto as Exhibit (a)(1)(i). The Offer is an “odd-lot tender offer” pursuant to Rule 13e-4(h)(5) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, because the Offer may have a reasonable likelihood of causing the Common Stock to be held of record by fewer than 300 persons and therefore eligible for termination of registration under Section 12(g)(4) of the Exchange Act, the Offer is a “Rule 13e-3 transaction” as defined in Rule 13e-3(a)(3) under the Exchange Act.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “Summary of Terms” in the Offer to Purchase, which is attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)	The name of the issuer is Heska Corporation. The Company’s principal executive office is located at 3760 Rocky Mountain Avenue, Loveland, Colorado 80538, and its business telephone number is (970) 493-7272.

(b)	As of the close of business on August 21, 2012, the record date, the Company had 5,349,784 shares of Common Stock, $0.01 par value per share, issued and outstanding.

(c)	The information set forth under “Information About the Company – Market Price and Dividend Information” in the Offer to Purchase is incorporated herein by reference.

(d)	The information set forth in “Information About the Company – Market Price and Dividend Information” in the Offer to Purchase is incorporated herein by reference.

(e)	The Company has not made an underwritten public offering of the Company’s Common Stock for cash during the past three years that was registered under the Securities Act of 1933, as amended, or exempt from registration under Regulation A promulgated thereunder.

(f)	The Company has not repurchased shares of its Common Stock in the last two years.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	The filing person to which this Schedule TO relates is the issuer, Heska Corporation. The name and business address of the Company is set forth in Item 2(a) above. The names, titles, and addresses of each executive officer and director of the Company is set forth under “Information About the Company – Management Information” and “Information About the Company – Stock Ownership” in the Offer to Purchase, which is incorporated herein by reference.

(b)	Not applicable.

(c)(1)	The information set forth in “Information About the Company – Management Information” in the Offer to Purchase is incorporated herein by reference.

(2)	The information set forth in “Information About the Company – Management Information” in the Offer to Purchase is incorporated herein by reference.

(3)	None of the individuals that is required to be identified pursuant to (c)(1) and (2) above has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors).

(4)	No individual that is required to be identified pursuant to (c)(1) and (2) above has been a party to any judicial or administrative proceeding during the past five (5) years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(5)	Each of the individuals that is required to be identified in (c)(1) and (2) above is a citizen of the United States.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)	The information set forth under “Summary of Terms,” “Special Factors” and “Terms of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b)	No securities are to be purchased from any officer, director or affiliate of the Company in the Offer.

(c)	The Offer is available only to those record stockholders and beneficial owners of the Company’s Common Stock who owned 99 Shares or less (i.e., odd-lot stockholders) as of August 21, 2012, the record date, and continue to own such Shares on the expiration date of the Offer, and is not open to all persons owning the Company’s Common Stock.

(d)	Stockholders are not entitled to any appraisal or dissenters’ rights under Delaware law as a result of the Offer.

(e)	Security holders will be entitled to access the Company’s corporate records in the manner permitted by applicable federal and Delaware state law; provided, however, the issuer is making no special provision to grant unaffiliated security holders access to its corporate files, nor is it making any special provision to allow unaffiliated security holders to obtain counsel or appraisal services at the expense of the Company.

(f)	Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)(1)	Not applicable.

(2)	The information set forth in “Information About the Company – Recent Transactions, Negotiations, Contacts and Agreements” in the Offer to Purchase is incorporated herein by reference.

(b)(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(6)	Not applicable.

(c)(1)	Not applicable.

(2)	Not applicable.

(e)	The information regarding the Company’s employment arrangements, stock options and other equity incentive award and purchase arrangements with each of its executive officers and directors set forth under “Executive Compensation” in the Company’s definitive proxy statement filed on March 19, 2012 with the Securities and Exchange Commission under cover of Schedule 14A for the Company’s 2012 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	The information set forth under “Special Factors – Purposes of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b)	The Shares purchased in the Offer will be returned to the status of authorized but unissued or treasury shares.

(c)	The information set forth in “Summary of Terms,” “Special Factors – Purposes of the Offer,” “Special Factors – Effects of the Tender Offer Generally,” “Special Factors – Effects of the Tender Offer on Affiliated Stockholders” and “Special Factors – Effects of the Tender Offer on Unaffiliated Stockholders” in the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	The information set forth in “Terms of the Offer – Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in “Terms of the Offer – Source and Amount of Funds” and “Terms of the Offer – Conditions to the Offer” in the Offer to Purchase is incorporated herein by reference.

(c)	The information set forth in “Terms of the Offer – Fees and Expenses” in the Offer to Purchase is incorporated herein by reference. The foregoing expenses will be paid by the Company.

(d)(1)	Not applicable.

(2)	Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	The information set forth in “Information About the Company – Stock Ownership” and “Information About the Company – Recent Transactions, Negotiations, Contacts and Agreements” in the Offer to Purchase is incorporated herein by reference.

(b)	Neither the Company nor any executive officer, director, affiliate or subsidiary of the Company or any subsidiary, or any of the Company’s pension, profit sharing or similar plans, has engaged in any transaction in the Company’s Common Stock during the past sixty (60) days. The information set forth in “Information About the Company – Recent Transactions, Negotiations, Contacts and Agreements” in the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	The Company has not retained any outside person to make solicitations in connection with the Offer. The Company has retained Morrow & Co., LLC to act as information agent for the Offer and Continental Stock Transfer & Trust Company to act as depositary for the Offer. No person has been authorized to make any recommendation on behalf of the Company or its board of directors as to whether stockholders should tender Shares pursuant to the Offer. No other person has been authorized to give any information or to make any representation in connection with the Offer to Purchase other than those contained in the Offer to Purchase or in the related letter of transmittal. The depositary and the information agent will be paid customary fees and expenses for their services. The information set forth in “Terms of the Offer – Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

(b)	Employees of the Company may perform administrative tasks in connection with the Offer and they will not be separately compensated for such services. The Company’s directors, officers and employees may also solicit tenders in person, by telephone or through other forms of communication, but these persons will not receive any additional compensation for the solicitations. The information set forth in “Terms of the Offer – Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a)	The financial statements included in (i) the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, and (ii) the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, as filed with the SEC, are incorporated herein by reference. The information set forth in “Information About the Company – Summary Consolidated Financial Information” and “Where You Can Find Additional Information” in the Offer to Purchase is incorporated herein by reference.

(b)	No pro forma financial statements are included in this filing or any of the disclosure documents to be mailed to stockholders because the Offer is not anticipated to have a material impact on the Company’s financial condition or results of operations.

(c)	The information set forth in “Information About the Company – Summary Consolidated Financial Information,” “Special Factors – Determination of Fairness of Offer by our Board of Directors” and “Where You Can Find Additional Information” in the Offer to Purchase is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1)	None.

(2)	None.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	The Offer will not trigger any payment to any named executive officer of the Company.

(c)	All information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)	Exhibit No.	Description

	(1)(i)	Offer to Purchase for Cash dated August 27, 2012

	(1)(ii)	Letter of Transmittal

	(1)(iii)	Form of Letter to Brokers, Dealers, and Commercial Banks, Trust Companies and Other Nominees

	(1)(iv)	Form of Letter to Clients for Use by Brokers, Dealers, and Commercial Banks, Trust Companies and Other Nominees

	(1)(v)	Client Instruction Form for Shares Held by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

	(1)(vi)	Form of Notice of Guaranteed Delivery

	(1)(vii)	Letter to Stockholders from the Chief Executive Officer and Chairman of the Board of Heska Corporation, dated August 27, 2012

	(5)(i)	Press Release dated August 27, 2012

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

The information required by Items 2-6 of Schedule 13E-3, in each case, not otherwise required by Schedule TO, is provided above in the corresponding Item of this Schedule TO and incorporated herein by reference.

Schedule 13E-3, Item 7. Purposes, Alternatives, Reasons and Effects.

(a)	The information set forth in “Summary of Terms,” “Special Factors – Background,” “Special Factors – Purposes of the Offer” and “Special Factors – Effects of the Tender Offer Generally” in the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in “Special Factors – Our Reasons for Pursuing the Odd-Lot Tender Offer Rather than Other Alternatives” in the Offer to Purchase is incorporated herein by reference.

(c)	The information set forth in “Summary of Terms,” “Special Factors – Background,” “Special Factors – Purposes of the Offer” and “Special Factors – Our Reasons for Pursuing the Odd-Lot Tender Offer Rather than Other Alternatives” in the Offer to Purchase is incorporated herein by reference.

(d)	The information set forth in “Summary of Terms,” “Special Factors – Purposes of the Offer,” “Special Factors – Effects of the Tender Offer Generally,” “Special Factors – Effects of the Tender Offer on Affiliated Stockholders,” “Special Factors – Effects of the Tender Offer on Unaffiliated Stockholders” and “Special Factors – Certain Material Federal Income Tax Consequences” in the Offer to Purchase is incorporated herein by reference.

Schedule 13E-3, Item 8. Fairness of the Transaction.

(a)	The information set forth in “Special Factors – Determination of Fairness of Offer by our Board of Directors” in the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in “Special Factors – Determination of Fairness of Offer by our Board of Directors” in the Offer to Purchase is incorporated herein by reference.

(c)	The information set forth in “Special Factors – Determination of Fairness of Offer by our Board of Directors” in the Offer to Purchase is incorporated herein by reference.

(d)	The information set forth in “Special Factors – Determination of Fairness of Offer by our Board of Directors” in the Offer to Purchase is incorporated herein by reference.

(e)	The Offer was approved by the unanimous vote of the Company’s board of directors, including all of the directors who are not Company employees. The information set forth in “Special Factors – Determination of Fairness of Offer by our Board of Directors” in the Offer to Purchase is incorporated herein by reference.

(f)	Not applicable.

Schedule 13E-3, Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)	The Company has not received any report, opinion or appraisal from an outside party that is materially related to the transactions set forth in the Offer to Purchase. The information set forth in “Special Factors – Determination of Fairness of Offer by our Board of Directors” in the Offer to Purchase is incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

The information required by Item 10 of Schedule 13E-3, not otherwise required by Schedule TO, is provided above in Item 7 of this Schedule TO and incorporated herein by reference.

Schedule 13E-3, Item 12. The Solicitation or Recommendation.

(d)	The Company has not granted any stockholder (including any executive officer, director or affiliate) any voting or similar rights in connection with the Offer. To the extent known by the Company after reasonable inquiry, no executive officer, director or affiliate of the Company intends to tender or sell its/his/her Common Stock pursuant to the Offer because none of them own less than 100 Shares.

(e)	To the extent known by the Company after reasonable inquiry, no executive officer, director or affiliate of the Company has made a recommendation either in support of or opposed to the Offer. The information set forth in “Special Factors – Determination of Fairness of Offer by our Board of Directors” in the Offer to Purchase is incorporated herein by reference.

The information required by Item 14 of Schedule 13E-3, not otherwise required by Schedule TO, is provided above in Item 9 of this Schedule TO and incorporated herein by reference.

The information required by Item 15 of Schedule 13E-3, not otherwise required by Schedule TO, is provided above in Item 11 of this Schedule TO and incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HESKA CORPORATION

By:	/s/ Jason A. Napolitano
Jason A. Napolitano
Executive Vice President and Chief Financial Officer

Dated: August 27, 2012

EXHIBIT INDEX

Exhibit No.	Description

(1)(i)	Offer to Purchase for Cash dated August 27, 2012

(1)(ii)	Letter of Transmittal

(1)(iii)	Form of Letter to Brokers, Dealers, and Commercial Banks, Trust Companies and Other Nominees

(1)(iv)	Form of Letter to Clients for Use by Brokers, Dealers, and Commercial Banks, Trust Companies and Other Nominees

(1)(v)	Client Instruction Form for Shares Held by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(1)(vi)	Form of Notice of Guaranteed Delivery

(1)(vii)	Letter to Stockholders from the Chief Executive Officer and Chairman of the Board of Heska Corporation, dated August 27, 2012

(5)(i)	Press Release dated August 27, 2012